                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                                Amendment No. 1

                           Astea International Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   04622E109
                                (CUSIP Number)

                               Zack B. Bergreen
                           Astea International Inc.
                           455 Business Center Drive
                               Horsham, PA 19044
                                (215) 682-2500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 25, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       (Continued on following page(s))
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CUSIP No. 04622E109

Page 1 of 6 Pages


 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE ZVI BAR-NIR BERGREEN RETAINED ANNUITY TRUST
        OF 1998 I

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)

           (b) [X]

 3      SEC USE ONLY


 4      SOURCE OF FUNDS*

        OO (no funds were required, since this was a gift)

 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

        N.A.

 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States (Pennsylvania trust)

                7    SOLE VOTING POWER
    NUMBER OF
     SHARES          621,989

                8    SHARED VOTING POWER
   BENEFICIALLY
   OWNED BY          0

                9    SOLE DISPOSITIVE POWER
     EACH
    REPORTING        621,989

                10   SHARED DISPOSITIVE POWER
     PERSON
     WITH            0
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                11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON

                     621,989

                12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                     N.A.

                13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.5%

                14   TYPE OF REPORTING PERSON*
                     PN

ITEM 1. This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Shares"), of Astea International Inc.(the "Company" or the "issuer"). The Company's principal executive offices are located at 455 Business Center Drive, Horsham, PA 19044.

ITEM 2. The Reporting Person is The Zvi Bar-Nir Bergreen Retained Annuity Trust of 1998 I, a Pennsylvania trust(the "Reporting Person"). Its principal business and office address is c/o Zack B. Bergreen, Astea International Inc., 455 Business Center Drive, Horsham, PA 19044. The Reporting Person is a retained annuity trust formed for the sole purpose of holding certain assets of its beneficiaries. The Reporting Person transferred 278,011 Shares to its grantor on March 25, 1999 as part of the grantor's family estate planning. The Reporting Person has never been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body.

ITEM 3. The Reporting Person transferred 278,011 Shares to its grantor on March 25, 1999 as part of the grantor's family estate planning. Since this was a gift, no funds or other consideration were provided by the Reporting Person.

ITEM 4. The Reporting Person transferred 278,011 Shares to its grantor on March 25, 1999 as part of the grantor's family estate planning. The transfer does not change the grantor's beneficial ownership of the Shares, as such term is defined in Section 13 of the Securities Exchange Act of 1934, as amended (the "Act").
The Reporting Person (through its trustees) has no plans or proposals that would relate to or result in:
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f)  Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, by laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

ITEM 5.

(a) The Reporting Person beneficially owns 621,989 Shares, which is equal to 4.5% of all Shares currently outstanding. Although the Reporting Person does not believe that its a member of "group," as such term is defined in Section 13(d)(3) of the Act, the Reporting Person is aware that a trustee of the Reporting Person, Zack B. Bergreen, is the beneficial owner of 6,169,011 Shares in addition to the 621,989 Shares held by the Reporting Person.

(b) The Reporting Person (through its trustees) has sole power to vote and to dispose of all of the 621,989 Shares held by it. Of the other 6,169,011 Shares beneficially owned by Mr. Bergreen, Mr. Bergreen has sole power to vote and dispose of 5,056,036 Shares and shared power (as co-trustee) to vote and dispose of 1,112,975 Shares.

(c) There have been no transactions in the Shares by the Reporting Person or Mr. Bergreen during the past sixty days, except that Mr. Bergreen, acting as trustee, transferred (a) 278,011 Shares to his own name from the Zvi Bar-Nir Bergreen Retained Annuity Trust of 1998 II on March 25, 1999, which will be reported separately by a Schedule 13D, and (b) a total of 857,144 Shares to his own name from two other trusts controlled by him, which transactions need not be reported separately on a Schedule 13D but will be reported on a Form 4 to be filed by Mr. Bergreen.

(d) No person other than the Reporting Person (acting through its trustees) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 621,989 Shares held by the Reporting Person.

(e)  N.A.

ITEM 6. There are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to any securities of the issuer.

ITEM 7.  N.A.
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                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 26, 1999

                                    THE ZVI BAR-NIR BERGREEN
                                    RETAINED ANNUITY TRUST
                                    OF 1998 I

                                    By: /s/ Zack B. Bergreen
                                        -------------------------
                                        Zack B. Bergreen, Trustee